UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT PURSUANT TO

SECTION 13 OR 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

Date of Report: August 12, 2020

(Date of earliest event reported)

NTN BUZZTIME, INC.

(Exact Name of Registrant as Specified in Its Charter)

Delaware

(State or Other Jurisdiction of Incorporation)

001-11460	31-1103425
(Commission File Number)	(IRS Employer Identification No.)

6965 El Camino Real, Suite 105-Box 517 Carlsbad, California	92009
(Address of Principal Executive Offices)	(Zip Code)

(760) 438-7400

(Registrant’s Telephone Number, Including Area Code)

Not Applicable

(Former name or former address, if changed since last report.)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock	NTN	NYSE American

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

[X]	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ]	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ]	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ]	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 or Rule 12b-2 of the Securities Exchange Act of 1934.

Emerging growth company	[ ]

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.	[ ]

Item 1.01 Entry into a Material Definitive Agreement.

Merger Agreement

On August 12, 2020, NTN Buzztime, Inc. (“NTN Buzztime”) entered into an Agreement and Plan of Merger and Reorganization (the “Merger Agreement”) with Brooklyn Immunotherapeutics LLC, a Delaware limited liability company (“Brooklyn”), and BIT Merger Sub, Inc., a Delaware corporation and wholly-owned subsidiary of NTN Buzztime (“Merger Sub”). Pursuant to, and on the terms and subject to the conditions of, the Merger Agreement, Merger Sub will be merged with and into Brooklyn (the “Merger”), with Brooklyn surviving the Merger as a wholly-owned subsidiary of NTN Buzztime.

On the terms and subject to the conditions of the Merger Agreement, at the effective time of the Merger (the “Effective Time”), the membership interests of Brooklyn will convert into the right to receive an aggregate number of shares of NTN Buzztime common stock, par value $0.005 per share (the “Common Stock”), equal to 94.08% of the total outstanding shares of Common Stock of NTN Buzztime immediately following such issuance, which percentage is subject to adjustment as more particularly set forth in the Merger Agreement, but in no event shall be greater than 96.74%. Upon completion of the Merger, the board of directors of the combined company is expected to consist entirely of individuals designated by Brooklyn and the officers of the combined company are expected to be members of Brooklyn’s current management team. The Merger is intended to be a tax-deferred transaction as described in Section 351(a) of the Internal Revenue Code of 1986, as amended.

The Merger Agreement contains customary representations, warranties and covenants made by NTN Buzztime and Brooklyn, including covenants relating to both parties using their commercially reasonable efforts to cause the transactions contemplated by the Merger Agreement to be satisfied, as well as covenants regarding the conduct of their respective businesses between the date of signing of the Merger Agreement and the closing.

The Merger Agreement requires NTN Buzztime to file, as promptly as practicable, a Form S-4 registration statement with the U.S. Securities and Exchange Commission (“SEC”) to register the offer and sale of the shares of Common Stock to be issued pursuant to the Merger Agreement (the “Registration Statement”), and to convene a special meeting of stockholders, as promptly as practicable following the effectiveness of the Registration Statement, to vote to approve (i) the issuance of shares of Common Stock to the members of Brooklyn pursuant to the terms of the Merger Agreement, (ii) amendments to NTN Buzztime’s certificate of incorporation to increase the authorized number of shares of Common Stock, change the corporate name to “Brooklyn Immunotherapeutics, Inc.”, and provide the holders of Series A Convertible Preferred Stock with voting rights (in order to help ensure the tax-deferred nature of the transactions contemplated by the Merger Agreement), (iii) a reverse stock split of the outstanding shares of Common Stock in a ratio to be agreed upon by NTN Buzztime and Brooklyn, (iv) a new stock incentive plan, which will become effective upon the Merger and will authorize the issuance of no more than 7.5% of the fully-diluted outstanding shares of Common Stock immediately following the Effective Time, and (v) such other matters as may be agreed by NTN Buzztime and Brooklyn (collectively, the “NTN Buzztime Stockholder Matters”).

Consummation of the Merger is subject to certain closing conditions including, among others, (i) the approval of the stockholders of NTN Buzztime of each of the NTN Buzztime Stockholder Matters, (ii) the approval of the Merger and the transactions contemplated by the Merger Agreement by the beneficial holders of the Class A membership units of Brooklyn, (iii) the amendment of NTN Buzztime’s certificate of incorporation to provide voting rights to the holders of Series A Convertible Preferred Stock, (iv) the receipt of tax opinions from counsel to NTN Buzztime and Brooklyn, (v) Brooklyn having not less than $10 million in cash and cash equivalents and not more than $750,000 of indebtedness for borrowed money at the closing, (vi) NTN Buzztime having a deficit of “Parent Net Cash” (as defined and calculated in the Merger Agreement) of no more than $3 million, and (vii) the shares of Common Stock continuing to be traded on the NYSE American until the Effective Time and the approval for listing of the shares of Common Stock to be issued pursuant to the Merger Agreement on the NYSE American. In addition, the obligation of each party to consummate the Merger is also conditioned on the other party’s representations and warranties being true and correct (subject to certain materiality qualifications) and the other party having performed in all material respects its obligations under the Merger Agreement. Each party’s obligations to consummate the Merger are further subject to the absence of a material adverse effect with respect to the other party since the date of the Merger Agreement.

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The Merger Agreement contains certain termination rights for each party, including that either party may terminate the Merger Agreement if the Merger has not been consummated by December 31, 2020, subject to extension under specified circumstances. The Merger Agreement also provides that, upon the termination of the Merger Agreement under specified circumstances, NTN Buzztime or Brooklyn will be required to pay the other party a $750,000 termination fee or reimburse the other party for up to $250,000 of its third party expenses.

The Merger Agreement requires that NTN Buzztime not solicit proposals relating to alternative transactions and not enter into discussions concerning or provide confidential information in connection with alternative transactions (with an exception related to a sale of substantially all of the assets of NTN Buzztime, the terms of any definitive agreement for which are subject to the approval of Brooklyn, not to be unreasonably withheld, conditioned or delayed). These restrictions are subject to a “fiduciary out” provision that allows NTN Buzztime under certain limited circumstances to provide confidential information to, enter into discussions and negotiations with, and enter into an alternative transaction with a third party and/or to make a recommendation change adverse to the Merger, which may result in payment of the termination fee described above.

The foregoing description of the Merger Agreement does not purport to be complete and is qualified in its entirety by the full text of the Merger Agreement, a copy of which is filed as Exhibit 2.1 to this report and is incorporated by reference herein. The Merger Agreement has been attached to provide investors with information regarding its terms. It is not intended to provide any other factual information about NTN Buzztime, Merger Sub, or Brooklyn or otherwise to modify or supplement any factual disclosures about NTN Buzztime in its reports filed with the SEC. The representations, warranties and covenants of each party in the Merger Agreement have been made only for the purposes of, and were and are solely for the benefit of the parties to, the Merger Agreement, may be subject to limitations agreed upon by the contracting parties, and may be subject to standards of materiality applicable to the contracting parties that differ from those generally applicable to SEC filings, and may have been used for purposes of allocating risk among the parties to the Merger Agreement. Certain of the exhibits and schedules that are a part of the Merger Agreement are not being filed and contain information that modifies, qualifies and creates exceptions to the representations and warranties and certain covenants set forth in the Merger Agreement. Accordingly, the representations and warranties may not describe the actual state of affairs at the date they were made or at any other time, and investors should not rely on them as statements of fact.

Support Agreements

In connection with the Merger and the Merger Agreement, each of the directors and officers of NTN Buzztime and certain beneficial holders of the Class A membership interests of Brooklyn, including the managers and officers of Brooklyn, signed a Support Agreement, made and entered into as of August 12, 2020, among NTN Buzztime, Brooklyn, and each such person (the “Support Agreements”). Pursuant to the Support Agreements, each director, manager, and officer has agreed that he or she will not, until the termination date of the Merger Agreement, sell or transfer any shares of the Common Stock or any of the beneficial interests in the Class A membership interests of Brooklyn, respectively, that he or she owns or may acquire prior to the termination of the Merger Agreement. Each such director, manager, and officer has further agreed that he or she will vote all shares of the Common Stock and all beneficial interests in the Class A membership units in Brooklyn, respectively, owned by such individual in favor of the Merger and the transactions contemplated by the Merger Agreement.

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The foregoing description of the Support Agreements does not purport to be complete and is qualified in its entirety by the full text of the Support Agreements, the forms of which are filed as Exhibit 10.1 and Exhibit 10.2 to this report and are incorporated herein by reference.

Item 3.03 Material Modification to Rights of Security Holders.

See Item 1.01. Under the Merger Agreement, NTN Buzztime’s ability to pay dividends prior to the closing of the Merger is restricted.

Item 8.01 Other Events.

NTN Buzztime is continuing to explore the sale of substantially all of the assets relating to its current business to provide additional capital and allow the combined company to be in a position to focus exclusively on Brooklyn’s business following completion of the Merger. NTN Buzztime currently is in discussions with multiple parties who are interested in purchasing such assets. No definitive agreement has been entered into and there can be no assurance that any definitive agreement will be reached, or even if such an agreement is reached, that such sale will be consummated before the closing of the Merger, or at all.

* * * * * * * * * * * * * *

No Offer or Solicitation

This report is not intended to and shall not constitute an offer to sell or the solicitation of an offer to buy any securities or the solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities in connection with the proposed merger shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Additional Information and Where to Find It

In connection with the proposed merger, NTN Buzztime intends to file relevant materials with the SEC, including a registration statement on Form S-4 that will contain a proxy statement and a prospectus of NTN Buzztime, which joint proxy statement/prospectus will be mailed or otherwise disseminated to NTN Buzztime stockholders and the beneficial holders of Brooklyn’s Class A membership units if and when it becomes available. INVESTORS AND SECURITY HOLDERS OF NTN BUZZTIME AND BROOKLYN ARE URGED TO READ THESE MATERIALS CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT NTN BUZZTIME, BROOKLYN, THE PROPOSED MERGER, AND RELATED MATTERS. The joint proxy statement/prospectus and other relevant materials (when they become available) and any other documents filed by NTN Buzztime with the SEC, may be obtained free of charge at the SEC website at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by NTN Buzztime by directing a written request to: NTN Buzztime, Inc, 6965 El Camino Real, Suite 105-Box 517, Carlsbad, California 92009. Investors and security holders are urged to read the proxy statement, prospectus and the other relevant materials when they become available before making any voting or investment decision with respect to the proposed merger.

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Participants in the Solicitation

NTN Buzztime and its directors, executive officers and certain other members of management and employees and Brooklyn and its managers and officers may, under SEC rules, be deemed to be participants in the solicitation of proxies from the stockholders of NTN Buzztime with respect to the proposed merger and related matters. Information about the directors and executive officers of NTN Buzztime, including their ownership of shares of Common Stock is set forth in NTN Buzztime’s Annual Report on Form 10-K for the year ended December 31, 2019 and Amendment No. 1 thereto, which were filed with the SEC on March 19, 2020 and April 27, 2020, respectively. Additional information regarding the persons or entities who may be deemed participants in the solicitation of proxies from NTN Buzztime stockholders, including a description of their interests in the proposed merger, by security holdings or otherwise, will be included in the joint proxy statement/prospectus and other relevant documents to be filed with the SEC when they become available. As described above, these documents will be available free of charge at the SEC’s website or by directing a written request to NTN Buzztime. The managers and officers of Brooklyn do not currently hold any interests, by security holdings or otherwise, in NTN Buzztime.

Forward-Looking Statements

This report contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, which are intended to be covered by the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are any statements that are not statements of historical fact and may be identified by terminology such as “expect,” “intend,” “plan,” “believe,” “anticipate,” “may,” “will,” “would,” “should,” “could,” “contemplate,” “estimate,” “predict,” “potential” or “continue,” or the negative of these terms or other similar words. These forward-looking statements include, but are not limited to, statements concerning: the structure and completion of the proposed merger, the combined company’s listing on the NYSE American, expectations regarding ownership, board of directors and management of the combined company and the potential sale to a third party of substantially all of the assets relating to NTN Buzztime’s current business. Forward-looking statements are based on current beliefs and assumptions that are subject to risks and uncertainties and are not guarantees of future performance. Actual results could differ materially from those stated or implied in any forward-looking statement as a result of various factors, including, but not limited to: (i) risks that the conditions to the closing of the proposed merger are not satisfied, including the failure of NTN Buzztime and Brooklyn to timely obtain the requisite stockholder and member approvals for the merger and related matters and to meet the net cash and capitalization requirements, as applicable; (ii) uncertainties as to the timing of the consummation of the proposed merger and the ability of each party to consummate the proposed merger; (iii) risks related to each company’s ability to manage its operating expenses and its expenses associated with the proposed merger pending closing; (iv) the risk that, as a result of adjustments to the exchange ratio, NTN Buzztime stockholders and Brooklyn members could own more or less of the combined company than is currently anticipated; (v) NTN Buzztime’s continued listing on the NYSE American; (vi) uncertainties related to the impact of the COVID-19 pandemic on the business and financial condition of NTN Buzztime, Brooklyn and the combined company and the ability of NTN Buzztime and Brooklyn to consummate the merger; (vii) NTN Buzztime’s ability to sell substantially all of the assets relating to its current business; (viii) NTN Buzztime’s ability to continue to operate as a going concern if the proposed merger is not consummated in a timely manner, or at all; (ix) the combined company’s need for, and the availability of, substantial capital in the future to fund its operations and research and development activities; (x) the combined company’s ability to successfully progress research and development efforts, including its manufacturing development efforts, and to create effective, commercially-viable products; (xi) the success of the combined company’s product candidates in completing pre-clinical or clinical testing and being granted regulatory approval to be sold and marketed in the United States or elsewhere; (xii) the outcome of any legal proceedings that may be instituted against NTN Buzztime, Brooklyn or others related to the merger agreement or any asset purchase agreement that NTN Buzztime may enter into; the occurrence of any event, change or other circumstance or condition that could give rise to the termination of the merger agreement; (xiii) potential adverse reactions or changes to business relationships resulting from the announcement or completion of the proposed merger; and (xiv) those risks and uncertainties discussed in NTN Buzztime’s reports filed with the SEC, including its most recent Annual Report on Form 10-K, its Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, as well as other documents that may be filed by NTN Buzztime from time to time with the SEC available at www.sec.gov. You should not rely upon forward-looking statements as predictions of future events. Neither NTN Buzztime nor Brooklyn can assure you that the events and circumstances reflected in the forward-looking statements will be achieved or occur, and actual results could differ materially from those projected in the forward-looking statements. The forward-looking statements made in this communication speak only as of the date on which they were made. NTN Buzztime and Brooklyn do not undertake any obligation to update the forward-looking statements contained herein to reflect events that occur or circumstances that exist after the date hereof, except as may be required by applicable law or regulation.

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Item 9.01 Financial Statements and Exhibits

(d)

Exhibit No.	Description

2.1	Agreement and Plan of Merger and Reorganization, dated August 12, 2020, among NTN Buzztime, Inc., BIT Merger Sub, Inc. and Brooklyn Immunotherapeutics LLC*
10.1

Form of Support Agreement among NTN Buzztime, Inc., Brooklyn Immunotherapeutics LLC and the officers and directors of NTN Buzztime, Inc. (solely in their capacity as actual or potential stockholders of NTN Buzztime, Inc.)

10.2	Form of Support Agreement among NTN Buzztime, Inc., Brooklyn Immunotherapeutics LLC and certain beneficial holders of Class A membership interests of Brooklyn Immunotherapeutics LLC, including its officers and managers (solely in their capacity as actual or potential beneficial holders of such interests)

*Certain schedules and exhibits have been omitted pursuant to pursuant Instruction 4 of Item 1.01 of Form 8-K and Item 601(b)(2) of Regulation S-K. A copy of any omitted schedule and/or exhibit will be furnished to the SEC or its staff upon request.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

NTN BUZZTIME, INC.

Date: August 14, 2020	By:	/s/ Sandra Gurrola
	Name:	Sandra Gurrola
	Title:	Sr. Vice President of Finance

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